SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                         (Amendment No.     )*



                               Viatel Inc.

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                925529208

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Capital Group Companies, Inc.
     86-0206507

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)


 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


              5   SOLE VOTING POWER

                  2,174,000


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  2,882,700
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,882,700   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.7%


 12  TYPE OF REPORTING PERSON*

     HC


                 * SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital Guardian Trust Company
     95-2553868

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)


 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California


              5   SOLE VOTING POWER

                  2,174,000


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  2,882,700
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,882,700   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.7%


 12  TYPE OF REPORTING PERSON*

     BK


                 * SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No.






Item 1(a)   Name of Issuer:
       Viatel Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
       800 Third Ave.
       18thn Floor
       New York, NY  10022

Item 2(a)   Name of Person(s) Filing:
       The Capital Group Companies, Inc. and Capital Guardian Trust
       Company

Item 2(b)   Address of Principal Business Office:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       Common Stock

Item 2(e)   CUSIP Number:
       925529208

Item 3   The person(s) filing is(are):

       (b)   [X]   Bank as defined in Section 3(a)(6) of the Act.
       (g)    [X]   Parent Holding Company in accordance with Section
            240.13d-1(b)(1)(ii)(G).

Item 4   Ownership

       The Capital Group Companies, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in
       Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. The Capital Group Companies, Inc. does not have investment power or voting power over any of the securities reported herein; however, The Capital Group Companies, Inc. may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

       Capital Guardian Trust Company, a bank as defined in Section 3(a)6 of the Act and a wholly owned subsidiary of The Capital Group Companies, Inc., is the beneficial owner of 2,882,700 shares or 12.7% of the shares of Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.



Item 5   Ownership of 5% or Less of a Class: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       1. Capital Guardian Trust Company is a bank as defined in Section 3(a)(6) of the Act and a wholly owned subsidiary of The
          Capital Group Companies, Inc.


Item 8   Identification and Classification of Members of the Group:  N/A

Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          December 10, 1997


        Signature:     *Larry P. Clemmensen

        Name/Title:    Larry P. Clemmensen, President

                       The Capital Group Companies, Inc.


        Date:          December 10, 1997


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Vice Chairman

                       Capital Guardian Trust Company

        *By

               James P. Ryan
               Attorney-in-fact

          Signed pursuant to a Power of Attorney dated December 4, 1997 included as an Exhibit to this Schedule 13G.

                               AGREEMENT

                            Los Angeles, CA
                           December 10, 1997

  The Capital Group Companies, Inc. ("CGC") and Capital Guardian Trust Company ("CGTC")False Common Stock issued by Viatel Inc.

  CGC and CGTC state that they are each entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CGC and CGTC are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 THE CAPITAL GROUP COMPANIES, INC.

                 BY:              *Larry P. Clemmensen

                                   Larry P. Clemmensen, President
                                   The Capital Group Companies,
                                   Inc.


                 CAPITAL GUARDIAN TRUST COMPANY

                 BY:              *David I. Fisher

                                   David I. Fisher, Vice Chairman
                                   Capital Guardian Trust Company


*By

     James P. Ryan
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated December 4, 1997 included as an Exhibit to this Schedule 13G.

POWER OF ATTORNEY

     The undersigned do hereby appoint Michael J. Downer, Kenneth R. Gorvetzian, James P. Ryan, and Michele Yuen
 Yang, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities deemed held by the undersigned, The Capital Group Companies, Inc., Capital Research and Managment Company, Capital
 Guardian Trust Company, Captial Group International,
 Inc., Capital International, Inc., Capital International
 K.K., Capital International Limited, Capital
 International S.A., AMCAP Fund, Inc., American Balanced
 Fund, Inc., American Mutual Fund, Inc., American
 Variable Insurance Series (Growth Fund, International
 Fund, Growth-Income Fund, Asset Allocation Fund, Global
 Growth Fund), Capital Income Builder, Inc., Capital
 World Growth and Income Fund, Inc., EuroPacific Growth
 Fund, Fundamental Investors, Inc., The Growth Fund of
 America, Inc., The Income Fund of America. Inc., The
 Investment Company of America, The New Economy Fund, New
 Perspective Fund, Inc., SMALLCAP World Fund, Inc., and
 Washington Mutual Investors Fund, Inc., and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

     IN WITNESS WHEREOF, this Power of Attorney, has been executed as of the 4th day of December, 1997.



The Capital Group Companies, Inc.



 /s/ Larry P. Clemmensen
Name: Larry P. Clemmensen
Title: President





Capital Research and Management Company



 /s/ Paul G. Haaga, Jr.
Name: Paul G. Haaga, Jr.
Title: Executive Vice President



Capital Group International, Inc.
Capital International, Inc.